April 15, 2011

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)
Post Effective Amendment No. 90
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Mr. Briccio Barrientos of the Division of Investment Management of the Commission with respect to Post Effective Amendment No. 90 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses. To the extent a comment is intended to apply to both the proposed new Harbor Convertible Securities Fund and proposed new Harbor Emerging Markets Debt Fund (each, a “Fund” and collectively, the “Funds”), reference is made to the comment being applicable to both Funds.

COMMENT 1 (Prospectus – Cover)

(Both Funds) Please add the ticker symbols for each Class of shares to the cover page of the prospectus.

Response:	Comment No. 1 is accepted. The ticker symbols have been added to the front cover of each prospectus.

COMMENT 2 (Prospectus – Fund Summary - Fees and Expenses of the Fund)

(Both Funds) Please provide the Staff with a completed version of the fee table and expense example.

Response:	Comment No. 2 is accepted. The completed versions of the fee table and expense example for each Fund are attached hereto for the Staff’s review.

COMMENT 3 (Prospectus – Fund Summary – Principal Investment Strategy)

Please indicate whether the Harbor Convertible Securities Fund has a policy regarding the maturity of securities in which it may invest and/or duration of the overall portfolio.

Response:

Comment No. 3 is accepted. The following disclosure is being added to the Principal Investment Strategy section of the prospectus to inform investors that the Fund does not have any particular policy regarding maturity or duration.

“Duration/Maturity. Although duration may be one of the characteristics considered in securities selection, the Fund does not focus on securities with any particular duration or

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April 15, 2011

maturity and does not seek to maintain the maturity of the Fund’s portfolio in any particular range.”

COMMENT 4 (Prospectus – Fund Summary – Principal Investment Strategy)

For the Harbor Emerging Markets Debt Fund, please explain why a security would be economically tied to an emerging market country if it is “principally traded on the country’s securities markets or the issuer is organized . . . in the country”.

Response:

We believe these two criteria represent reliable proxies for determining whether a company is economically tied to an emerging market country. Our experience is that companies that choose to organize their business in a particular emerging market country or which have their stocks trade principally on an emerging security market are companies that will have a meaningful economic relationship with that emerging market country. In addition, those two criteria can often be more reliably observed than a determination as to whether a majority of the company’s income is derived from or a majority of assets are located within that emerging markets country.

COMMENT 5 (Prospectus – Fund Summary – Principal Investment Strategy)

For the Harbor Emerging Markets Debt Fund, please provide an objective standard for identifying what countries may be considered emerging market countries.

Response:

Comment No. 5 is accepted. We have added the following disclosure which indicates the objective criteria used by the Fund’s subadviser to identify countries that it would consider to be emerging market countries:

“The Fund considers emerging market countries as those countries identified by the World Bank Group as being “low income economies” or which are included in a J.P. Morgan emerging market bond index.”

COMMENT 6 (Prospectus – Fund Summary – Principal Investment Strategy)

For the Harbor Emerging Markets Debt Fund, please indicate why you believe it is appropriate to count derivative instruments as part of the Fund’s 80% policy of investing in emerging market fixed income securities.

Response:

The derivative instruments that would be considered part of the Fund’s 80% policy would be only those derivative instruments that provide exposure to emerging markets in an economic manner that is similar to exposure provided by investing directly in emerging market debt securities. As such, we believe it is appropriate to include derivative instruments with those economic characteristics in the 80% policy. To further clarify that requirement, we have supplemented the disclosure relating to that 80% policy to indicate that derivative instruments are covered only to the extent they are “economically tied to countries with emerging securities markets, are denominated in the predominant currency of the local market of an emerging market country or whose performance is linked to those countries markets, economies or ability to repay loans”. Taking this additional disclosure together with the existing disclosure regarding the potential extensive use of derivatives instruments by the Fund, we believe prospective investors will be well informed about the Fund’s use of derivative instruments to provide emerging market exposure.

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COMMENT 7 (Prospectus – Fund Summary – Principal Investment Strategy)

For the Harbor Emerging Markets Debt Fund, please provide an example of the affect of duration on the Fund’s interest rate sensitivity.

Response:	Comment No. 7 is accepted. The requested example has been provided.

COMMENT 8 (Prospectus – Fund Summary – Portfolio Management)

(Both Funds) Please delete the discussion relating to the manager-of-managers’ approach used by Harbor Capital Advisors and the address provided for the subadviser as neither disclosure is contemplated by Form N-1A in the summary section of the prospectus.

Response:

Comment No. 8 is accepted. The discussion regarding the manager-of-managers’ approach used by Harbor Capital Advisors has been moved to the body of the prospectus from the Fund Summary section along with the address for the subadvsier.

COMMENT 9 (Prospectus – Fund Summary – Buying and Selling Fund Shares)

(Both Funds) Please delete the sentence which begins with “[P]urchase and redemption orders are processed at the net asset value . . .” as that disclosure is not contemplated by Item 6 of Form N-1A.

Response:	Comment No. 9 is accepted. We have removed that sentence from the Fund Summary section of the prospectus.

COMMENT 10 (Prospectus – Fund Summary – Dividends, Capital Gains and Taxes)

(Both Funds) Please include language which explains that investors in tax deferred plans may be subject to tax on a later date.

Response:	Comment No. 10 is accepted. That section of the Fund Summary section has been revised to include reference to the fact that investors in a tax-deferred plan may be subject to tax on a later date.

COMMENT 11 (Prospectus – The Fund’s Investments – Additional Information about the Fund’s Investment Strategies)

(Both Funds) Please more clearly delineate those investment strategies and associated risks that are principal strategies and risks from those that are not.

Response:

Comment No. 11 is not accepted. We believe that the Fund clearly indicates which investment strategies and risks are principal under the Fund Summary section of the prospectus. The information provided under the section “Additional Information about the Fund’s Investment Strategies” is intended to supplement the information provided in the Fund Summary section and we believe the heading for this section is appropriate for that purpose. We are not aware of any provision in Form N-1A which would preclude the Fund from including such additional investment and risk disclosure provided the principal strategies and risks for the Fund are clearly identified as such in the Fund Summary section.

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Securities and Exchange Commission

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COMMENT 12 (Prospectus – The Fund’s Investments – Additional Information about the Fund’s Investment Strategies)

(Both Funds) With respect to the derivatives disclosure included in the registration statement, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

Response:

We believe that the disclosure regarding the Fund’s derivatives is specific and outlines how such derivatives are expected to be used in connection with the Fund’s principal investment strategy. As such, we believe that the disclosure regarding the Fund’s use and strategy with respect to derivatives already complies with the observations contained in the Staff’s letter to the Investment Company Institute. Accordingly, we have not made any revisions in response to the comment. However, we will note the comment and will revise the Fund’s derivatives disclosure, if necessary, based on the investment experience of the Fund under its principal investment strategy.

COMMENT 13	(Prospectus – The Fund’s Investments – Additional Information about the Fund’s Investment Strategies – Portfolio Turnover)

(Both Funds) The disclosure regarding each Fund’s expected level of portfolio turnover indicates that each Fund may engage in active and frequent trading to achieve its principal investment strategies. Please indicate whether such active and frequent trading is itself one of the Fund’s principal investment strategies and, if so, please disclose such strategy in the Fund Summary – Principal Investment Strategy section along with the risks associated with that strategy in the Principal Risks section.

Response:

We do not believe that the more active trading activity of either Fund represents a principal investment strategy. More active trading may result from the implementation of the investment strategies referenced in the Fund Summary – Principal Investment Strategy section but active trading is not by itself a principal strategy for the subadviser to either Fund. Furthermore, we do not believe that this trading activity represents a principal risk for either Fund and that the principal risks currently disclosed do represent what we believe are the principal risks for each Fund.

We have included disclosure regarding more active and frequent trading because we understand that the Staff has historically held the view that portfolio turnover rates in excess of 100% represent more active and frequent trading. As we anticipate the portfolio turnover rate for each Fund will exceed 100%, we feel it is appropriate to highlight that expectation for prospective investors in each Fund even if it would not rise to the level of a principal strategy or principal risk.

COMMENT 14 (Prospectus – The Adviser and Subadviser)

(Both Funds) Please ensure that you are providing the name and address of the adviser and subadviser in accordance with Item 10(a)(1)(i)

Response:	Comment No. 14 is accepted. We have moved the address for each of Harbor Capital Advisors and the subadviser from the Fund Summary section to this section of the prospectus.

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Securities and Exchange Commission

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COMMENT 15 (Prospectus – The Adviser and Subadviser – Similar Fund Performance Information)

(Both Funds) Please indicate whether the subadviser composite performance information shown includes any accounts which are registered investment company accounts. Please also revise the disclosure to remove the reference to “Similar Fund” if the composite is comprised of multiple accounts.

Response:

Comment No. 15 is accepted. The composite for Shenkman Capital Management includes multiple accounts, only one of which is a registered investment company account. None of the accounts in the Stone Harbor Investment Partners composite are registered investment company accounts. We have revised the disclosure in this section to indicate that one of the accounts comprising the Shenkman Capital Management composite is subject to the requirements of the Investment Company Act of 1940. We have also revised the disclosure to eliminate the reference to “Similar Fund” as each composite is comprised of multiple accounts.

COMMENT 16 (Prospectus – The Adviser and Subadviser – Similar Fund Performance Information)

For the Harbor Emerging Markets Debt Fund, please explain how the use of a blended benchmark index (50% JP Morgan Emerging Markets Bond Index – Global Diversified Index and 50% JP Morgan Government Bond Index – Emerging Markets Global Diversified) is consistent with the Fund’s investment strategy.

Response:

The Fund will normally seek to maintain a target weighting of 50% of the Fund’s portfolio exposed to emerging market debt securities denominated in U.S. dollars and 50% of the Fund’s portfolio exposed to emerging market debt securities denominated in the respective local currencies. However, the Fund’s subadviser may tactically increase the Fund’s exposure to such securities denominated in U.S. dollars or the respective local currencies depending upon the subadviser’s assessment of the relative attractiveness of particular emerging market currencies relative to the U.S. dollar.

We are not aware of any widely used index which tracks a combination of U.S. dollar denominated and local currency denominated emerging market debt securities. There are widely used indices which separately track U.S. dollar denominated emerging market debt and separately track local currency denominated emerging market debt. Specifically, the JP Morgan Emerging Markets Bond Index – Global Diversified Index (“JPM EM – GDI Index”) tracks total returns for U.S. dollar-denominated debt instruments issued by emerging markets sovereign and quasi-sovereign entities. The JPMorgan Government Bond Index - EM Global Diversified (“JPM GB – EMGD Index”) tracks total returns for local currency debt instruments issued by emerging markets sovereign and quasi-sovereign entities to which international investors can gain exposure.

Because the Fund seeks to maintain a target weighting of 50% of the Fund’s portfolio exposed to emerging market debt securities denominated in U.S. dollars and 50% of the Fund’s portfolio exposed to emerging market debt securities denominated in the respective local currencies, we believe the most applicable comparison to the Fund’s performance would be a blended benchmark combining 50% of JPM EM – GDI Index (i.e., the U.S. dollar denominated index) and 50% of the JPM GB – EMGD Index (i.e., the local currency denominated index). The Fund will treat all three indices (i.e., the

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blended benchmark and the two underlying component indices) as its benchmark index for disclosure purposes. Accordingly, the Fund will show each of those component indices when disclosing performance information in the prospectus together with the blended benchmark index so prospective investors will be able to see the performance of each component index separately as well as in blended fashion.

COMMENT 17 (Prospectus – The Adviser and Subadviser – The Subadvisers and Portfolio Managers)

(Both Funds) There is a second reference to additional information about the Fund’s subadviser being available in the Statement of Additional Information which appears to repeat information provided earlier in that same section. Please delete the repetitive information.

Response:	Comment No. 17 is accepted. The disclosure referenced by the Staff was inadvertently included twice in that section. The second such reference has been deleted.

COMMENT 18 (Prospectus – The Adviser and Subadviser – The Subadvisers and Portfolio Managers)

(Both Funds) Please indicate whether the positions shown for the portfolio managers represent their positions held over the entire prior 5 year prior employment period. If other positions were held during that prior 5 year prior period, please reference those positions in that disclosure.

Response:

Comment No. 18 is accepted. The description of the portfolio managers prior experience has been amended to make it clear that the positions shown for each portfolio manager cover the entire 5 year prior employment history for each person.

COMMENT 19 (SAI – Trustees and Officers – Portfolio Holdings)

There is reference to this section needing to be updated. Please explain how this section would need to be updated and provide updated disclosure if necessary.

Response:

The description of the Funds’ portfolio holdings policy in that section is accurate and current. The reference to this section needing to be updated was only intended to serve as a reminder to ensure that we disclose any third party service providers for the new subadviser to the Harbor Emerging Markets Fund that may have access to the Fund’s portfolio holdings in the context of serving that subadviser. We have confirmed that information with the subadviser and identified such third party service provider to the subadviser in that section. No other disclosure changes were made.

*          *          *           *          *          *          *

In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Fund does not involve a master/feeder arrangement, (ii) the Fund is not a money market fund, (iii) shares of the Fund may be marketed through banks and/or savings and loan associations and (iv) none of the Fund’s operations raise novel or complex issues of law

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April 15, 2011

or policy different from those associated with any other investment company investing in securities of the type in which the Fund may invest.

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.
2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4420.

Sincerely,

/s/ Charles F. McCain

Charles F. McCain
Chief Compliance Officer
Cc:	Christopher P. Harvey, Esq.
Dechert LLP

David G. Van Hooser
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Harbor Funds

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Harbor Convertible Securities Fund Fund Summary

Investment Objective

The Fund seeks to maximize total return by investing primarily in a portfolio of convertible securities.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

	Institutional Class	Administrative Class	Investor Class
Redemption Fee (applicable to shares held less than 9 months)	1.00%	1.00%	1.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Administrative Class	Investor Class
Management Fees	0.65%	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	None	0.25%	0.37%
Other Expenses	0.81%	0.81%	0.81%
Total Annual Fund Operating Expenses	1.46%	1.71%	1.83%
Expense Reimbursements[1]	0.61%	0.61%	0.61%
Total Annual Fund Operating Expenses After Expense Reimbursement	0.85%	1.10%	1.22%
[1]	The Adviser has contractually agreed to limit the Fund’s operating expenses through April 30, 2012. Only the Board of Trustees may modify or terminate this agreement.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, under these assumptions, your costs would be:

	One Year	Three Years
Institutional	$87	$402
Administrative	$112	$479
Investor	$124	$516

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance.

Principal Investment Strategy

Principal Style Characteristics: Convertible securities

The Fund invests primarily in convertible securities of U.S. and non-U.S. corporate issuers. Convertible securities are “hybrid” securities that possess both fixed income and equity characteristics. These convertible securities include corporate bonds, preferred stocks and other types of securities that are convertible into common stock or its equivalent value. A convertible security generally performs more like a common stock when the price of the underlying stock is closer to or above the conversion price because it is more likely that the convertible security will be converted into stock. A convertible security generally performs more like a bond when the price of the underlying stock is well below the conversion price because it is more likely that the convertible security will mature without being converted. While the Fund has broad discretion to invest in all types of convertible securities, the Fund focuses primarily on investments in convertible bonds. The Fund also focuses primarily on convertible securities of corporate issuers with debt rated below investment grade (below Baa3 by Moody’s or below BBB- by S&P or Fitch), commonly referred to as “high yield” or “junk bonds.” As a result, all, or substantially all of the Fund’s assets, may be invested in below investment grade rated securities. The Fund invests primarily in U.S. dollar denominated securities; however, the Fund may invest in securities denominated in other currencies.

The Subadviser seeks to maximize portfolio return and minimize default risk by adhering to the following elements of its philosophy when selecting securities for investment:

•	Bottom-up, fundamental analysis

•	Broad diversification

•	Direct communication with management

•	Monitoring issuers on a systematic basis

•	Credit committee disciplined approach

•	Comprehensive reporting and risk control systems

The Subadviser conducts in-depth analysis using proprietary research tools in addition to communicating with management of the issuers to select securities for investment in the Fund and to monitor the selected securities on a systematic basis. The Subadviser seeks to select securities issued by companies that generally exhibit, or are believed to have the prospect for, positive credit momentum with the potential for credit rating upgrade and/or equity appreciation. In addition to considering company fundamentals, the Subadviser also considers a range of more technical factors related to the convertible nature of these securities, including:

•	The optimal entry point to acquire the company’s convertible securities based upon the relationship between the underlying equity and bond valuations and convertible security price

•	Determining the catalysts for growth on the equity side of the company’s balance sheet relative to the resiliency of bond valuations if the company’s equity valuations were to decline

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Harbor Emerging Markets Debt Fund Fund Summary

Investment Objective

The Fund seeks to maximize total return, which consists of income on its investments and capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

	Institutional Class	Administrative Class
Redemption Fee (applicable on shares held less than 60 days)	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Institutional Class	Administrative Class
Management Fees	0.85%	085%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses	2.15%	2.15%
Total Annual Fund Operating Expenses	3.00%	3.25%
Expense Reimbursements[1]	1.95%	1.95%
Total Annual Fund Operating Expenses After Expense Reimbursement	1.05%	1.30%
[1]	The Adviser has contractually agreed to limit the Fund’s operating expenses through April 30, 2012. Only the Board of Trustees may modify or terminate this agreement.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, under these assumptions, your costs would be:

	One Year	Three Years
Institutional	$107	$742
Administrative	$132	$817

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance.

Principal Investment Strategy

Principal Style Characteristics: Emerging market fixed income securities

The Fund invests primarily in Emerging Markets Fixed Income Securities. “Emerging Markets Fixed Income Securities” include fixed income securities and derivative instruments (including, but not limited to, spot and currency contracts, futures, options and swaps) that economically are tied to countries with emerging securities markets, are denominated in the predominant currency of the local market of an emerging market country or whose performance is linked to those countries’ markets, economies or ability to repay loans. Emerging Markets Fixed Income Securities may be denominated in non-U.S. currencies or the U.S. dollar. A security or instrument is economically tied to an emerging market country if it is principally traded on the country’s securities markets or the issuer is organized or principally operates in the country, derives a majority of its income from its operations within the country or has a majority of its assets within the country.

The Subadviser has broad discretion to identify and invest in countries that it considers to qualify as emerging securities markets. It is anticipated that the Fund will focus most of its investments in Asia, Africa, the Middle East, Latin America and the developing countries of Europe. The Fund’s emerging market fixed income investments may include, among other things, sovereign debt securities, corporate debt securities, structured notes, convertible securities, securities issued by supranational organizations, fixed and floating rate commercial loans, securitized loan participations, Rule 144A securities, non-U.S. currencies, forward currency contracts and other foreign currency transactions and derivatives, and other instruments related to these types of securities. The Fund may utilize derivative instruments to a significant extent to hedge or gain exposure to emerging securities markets or emerging market currencies (for example, futures or other derivatives whose return is based on specific emerging markets securities or indices).

While the Fund may invest in securities denominated in non-U.S. currencies or the U.S. dollar, the Subadviser will normally seek to maintain a target weighting of 50% of the Fund’s portfolio exposed to securities denominated in non-U.S. currencies (including currencies of emerging market countries) and 50% to securities denominated in U.S. dollars. However, the Subadviser may tactically increase or decrease the Fund’s exposure to securities denominated in non-U.S. or U.S. currencies depending upon the Subadviser’s views as to relative attractiveness of particular currencies relative to the U.S. dollar.

The Subadviser seeks capital appreciation through country selection, sector selection, security selection and currency selection. The Subadviser uses a “top-down” approach and allocates the Fund’s investments among various emerging market countries. In allocating among different countries, the following are some of the factors the Subadviser may consider:

•	Currency, inflation and interest rates and trends

•	Growth rate forecasts

•	Liquidity of a country’s debt markets

•	Fiscal policies

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